UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
				    (Amendment No. ____)

PlugPower, Inc.
                  _____________________________________________
       (Name of Issuer)

Common Stock
                  _______________________________________________
(Title of Class of Securities)

72919P202
                    _________________________________________________
(CUSIP Number)


		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland, New Jersey 07068
			(973) 597-2406
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2013
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	____	Rule 13d-1(b)
	_x__	Rule 13d-1(c)
	____	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Cusip No. 72919P202       13G                           Page 2 of 6 Pages
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
				Not Applicable
_____________________________________________________________________________
_
      6.    Citizenship or Place of Organization:    United States
_____________________________________________________________________________
_
	Number of	7.	Sole Voting Power:	0
	Shares Beneficially	8.	Shared Voting Power: 1,511,620 Common
Shares1 and Warrants2 to purchase
2,120,000 Common Shares
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	0
	Person With	10.	Shared Dispositive Power:	 1,511,620
Common Shares1 and Warrants2 to purchase
2,802,640 Common Shares

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,511,620 Common Shares1 and Warrants2 to purchase 2,802,640
Common Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):     4.99%1,2

	14.	Type of Reporting Person (See Instructions):       IA, IN


1 This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 103,251 shares of Common Stock and 419,145 Warrants2 to purchase common shares owned by Special Situations Private Equity Fund, L.P., 94,293 shares of Common Stock and 231,239 Warrants2 to purchase common shares owned by Special Situations Technology Fund, L.P. and 584,357 shares of Common Stock and 1,469,616 Warrants2 to purchase common shares owned by Special Situations Technology Fund II, L.P., 168,715 shares of Common Stock owned by Special Situations Cayman Fund, L.P. and 561,004 shares of Common Stock owned by Special Situation Fund III QP, L.P. See Items 2 and 4 of this Schedule for additional information.

2 The warrants describe herein may be exercised to the extent that the total number of shares of Common Stock then beneficially owned does not exceed 4.99%. The percentages of ownership reported in row 13 and item 4, reflect the portion of warrants exercisable to such extent.


								Page 3 of 6 Pages
Item 1.	Security and Issuer:
       (a) PlugPower, Inc.
	(b) 968 Albany Sharer Road, Lathamm NY 12110

Item 2. (a)	Name of Person Filing:
	The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of Special Situations Fund III QP, L.P. (SSFQP). Marxe and Greenhouse are also members of MG Advisers L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?).and members of SST Advisers, L.L.C. (?SSTA?), the general partner of Special Situations Technology Fund, L.P. (?Technology?) and Special Situations Technology Fund II, L.P. (?Tech II?). AWM serves as investment adviser to SSFQP, SSPE, Technology and Tech II. (SSFQP, CAY, SSPE, Technology and Tech II will hereafter be referred to as, the ?Funds?). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

             (b) Address of Principal Business Office or, if none, Residence:

	The principal business address for Marxe and Greenhouse is 527 Madison Avenue, Suite 2600, New York, NY 10022.


              (c) Citizenship:

       	           Austin W. Marxe and David M. Greenhouse are United States citizens.

              (d) Title of Class of Securities:  Common Stock
	              (e) CUSIP Number:  72919P202.

Item 3. If this statement is filed pursuant to $240.13d-1(b) or 240.13d-2(b), check whether
            the person filing is a:    Not Applicable

(a) ( )	Broker or Dealer registered under section 15 of the Act;
(b) ( )	Bank as defined in section 3(a) (6) of the Act;
(c) ( )	Insurance Company as defined in section 3(a) (19) of the Act;
(d) ( )	Investment Company registered under section 8 of the Investment
Company Act of 1940;
(e) ( )	An Investment Adviser in accordance with $240.13d
		-1(b)(I)(ii)(E);
(f) ( )	An employee benefit plan or endowment fund in accordance with
$240.13d-1(b)(I)(ii)(F);


								Page 4 of 6 Pages

(g) ( )	A parent holding company or control person in accordance with
$240.13d-
	1(b)(1)(ii)(G);
(h) ( ) 	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance

	Act;
(i) ( ) 	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment
Company Act of 1940;
(j) ( )   	Group, in accordance with $240.13d-1(b)(1)(ii)(J).


Item 4.       Ownership:

	 (a) Amount Beneficially Owned: Messrs. Marxe and Greenhouse beneficially own a total of 1,511,620 shares of Common Stock and 2,120,000 Warrants2 to purchase 2,802,640 Common Shares. This amount includes 561,004 shares of Common Stock owned by SSFQP, 168,715 shares of Common Stock owned by Cayman, 103,251 shares of Common Stock and 419,145 Warrants2 to purchase 554,110 Common Shares owned by SSPE, 94,293 shares of Common Stock and 231,239 Warrants2 to purchase 305,698 Common Shares owned by Technology and 584,357 shares of Common Stock and 1,469,616 Warrants2 to purchase 1,942,832 Common Shares owned by Tech II.

	(b) Percent of Class: Messrs. Marxe and Greenhouse beneficially own 4.99% of the shares outstanding; of which, assuming the Warrants2 were fully exercisable, SSPE owns 1.1% of the outstanding shares, Technology owns 0.7% of the outstanding shares, Tech II owns 4.3% of the outstanding shares, SSFQP owns 1.0% of the outstanding shares and Cayman owns 0.3% of the outstanding shares. Such Warrants are only exercisable to the extent combined ownership does not exceed 4.99%.

	(c) Number of Shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:  0

(ii)	Shared power to vote or to direct the vote:  1,511,620
Common Shares1 and Warrants2 to purchase 2,802,640 Common
Shares

		(iii)	Sole power to dispose or to direct the disposition of:  0

(iv)	Shared power to dispose or to direct the disposition of:
1,511,620 Common Shares1 and Warrants2 to purchase 2,802,640
Common Shares


Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following _X_.

Item 6.Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.





       	Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company: Not Applicable.

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notices of Dissolution of Group:  Not applicable.

Item 10.Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 7, 2013



				/s/ Austin W. Marxe
				AUSTIN W. MARXE



				/s/David M Greenhouse
				DAVID M. GREENHOUSE










Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).





       								Page 6 of 6 Pages







JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13G to which this agreement is attached is filed on behalf of each of them.





	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse




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S5313/1
1319328.02